Exhibit I
Tenth Annual General Meeting of HDFC Bank Limited
26th May, 2004 at 3.30 p.m.

Chairman’s Address

Esteemed Members of HDFC Bank

Ladies & Gentlemen,

It gives me great pleasure to welcome you to this, the Tenth Annual General meeting of the shareholders of HDFC Bank.

With your permission, I would like to update you on the progress your bank has made in the financial year ended March 31, 2004 and to share with you the current prospects for this financial year.

Financial Highlights 2003-04:

Your bank achieved healthy growth in business volumes, revenues and profits for the year ended March 31, 2004. The total balance sheet size increased by 39% to Rs.42307 crores. Total deposits increased by 36% to Rs.30409 crores. Savings account deposits, which are core to your bank’s strategy for building stable, low-cost funding sources and which reflect the strength of your bank’s retail deposit franchise, increased by 67% from Rs. 4663 crores to Rs.7804 crores as of March 31, 2004. On the asset side also, the growth was impressive with total advances growing by 51% to Rs. 17745 crores, primarily driven by a growth of 113% in retail advances, which touched Rs. 7325 crores as of March 31, 2004. Revenue growth was driven principally by an increase of 63% in net interest income as a result of a 37% increase in the average balance sheet size and an improvement in net interest margin from 3.2% to 3.8%. Commission income increased by 35% to Rs.320 crores with the main drivers being retail banking fees on debit/credit cards & point-

of-sale (POS) terminals, transactional charges/fees on deposit and depository accounts and commissions from third party distribution. The quality and sustainability of your bank’s revenues is evident from the fact that in an environment in which most banks’ non-fund revenues and profits have been driven by debt securities or trading gains (given the declining interest rate scenario), your bank’s profits from sale of investments net of revaluation loss accounted for less than 2% of net revenues. Net profit after tax grew by 31.4% from Rs. 387.6 crores to Rs.509.5 crores.

Dividend:

Consistent with your bank’s track record of maintaining a steady increase in dividends, your Directors have recommended a dividend of 35% for the year ended March 31, 2004 as against 30% for the previous financial year. The increase in dividend is consistent with your bank’s dividend policy which seeks to balance the twin objectives of rewarding shareholders with cash dividends on the one hand and of retaining capital to meet the bank’s investment and capital adequacy needs on the other.

Branch Expansion:

Extension of geographical coverage and expansion of the branch network have been key elements of your bank’s growth strategy during 2003-04 as well. During the year, your bank added 81 branches and 41 new cities taking the branch network to 312 branches and extension counters and 910 ATMs as of March 31, 2004, from 231 outlets and 732 ATMs as of March 31, 2003. As of March 2004 we have a presence in 163 cities. In the current financial year also, your bank has plans to continue with its branch expansion strategy and hopes to add about 100 more branches by March 2005. The wider branch network would enable the bank to further strengthen its position, not only in the retail deposit, loans and distribution franchises, but also in the cash management and certain other wholesale banking businesses. Your bank will continue to supplement the branch expansion with appropriate growth in the alternative ATM, phonebanking and netbanking channels.

Business Update:

You would be pleased to note that your bank continues to experience healthy growth, across both its customer franchises — wholesale banking and retail banking. Retail Banking has been the fastest growing of the bank’s businesses where your bank is well positioned as a one-stop-shop provider of various deposit products, loans, credit cards, debit cards, investment advice and distribution of mutual funds and insurance. In the Wholesale Banking businesses, your bank has been able to grow its loan book and increase its trade, cash management, supply chain, foreign exchange and derivative product volumes.

Asset Quality and Risk Management:

During the financial year 2003-04, in line with regulatory guidelines, your bank moved from a “180 day overdue” to a “90 day overdue” norm for classification of assets as non-performing. Notwithstanding this change and the volatile macro economic environment, the quality of your bank’s credit portfolio continued to remain healthy. As at March 31, 2004 your bank’s net non-performing assets were 0.2% of net advances and 0.12% of customer assets, which I believe is amongst the lowest in the Indian banking industry. As a prudent policy your bank has maintained a highly diversified portfolio and has also made general loan loss provisions for standard assets which are well over the minimum levels prescribed by Reserve Bank of India. The resilience of your bank’s risk management processes was once again demonstrated during the recent volatility in the capital markets which had virtually no impact on the asset quality of your bank’s portfolio.

Business Prospects and Growth Strategy:

As we look ahead, we are faced with a mixed scenario in terms of the overall economic environment, both globally and in India. On the one hand there is the expectation that India’s GDP growth in the current year would be higher than last year, at above 6%. On the other hand, with oil prices at close to all time highs, there is a distinct possibility of inflation looking up. This, coupled with the hardening of global interest rates is likely to lead to an upward bias in rupee interest rates during this financial year. The expectation is, however, that any rate increases would probably be marginal and the demand for credit, in particular in the retail segment, will remain healthy. You bank is well positioned to grow its loan book both in the retail sector and in the wholesale segment where demand for credit from the manufacturing sector is expected to look up in this year. To support this growth in risk assets, your bank had boosted its capital adequacy by raising subordinated debt (Tier II capital) of Rs.400 crores in February 2004. As a result, as of March 2004, total capital adequacy was 11.7%, although Tier I capital adequacy was 8.0%. Going forward as well, your bank will continue to ensure business growth is not affected by capital constraints.

Conclusion:

As you are aware, your bank has a simple mission — to be a world-class Indian Bank, benchmarked against best practices and standards in product offerings, technology, risk management practices and corporate governance standards. I do believe that while we have made some healthy progress, there is no room for complacency. It is critical therefore, that your bank and all its employees continue to focus and dedicate themselves to execute plans and enhance value in an increasingly competitive and volatile environment.

I would like to take this opportunity to thank all of you who are part of our shareholder family, our customers, the Reserve Bank of India and our promoters HDFC, for all the support and encouragement that has always been extended to the bank. I look forward to your continued support. I also express my sincere appreciation to all our employees at all levels for their hard work and untiring efforts in building your bank.

Thank you,

Jagdish Capoor